Exhibit (a)(5)(F)

Imerys is continuing the process of acquiring AMCOL International Corporation

Imerys and AMCOL International Corporation (NYSE: ACO) (“AMCOL”, “the Company”) have announced on February 12, 2014 that they have signed a definitive merger agreement under which Imerys agrees to acquire all AMCOL shares for cash consideration of US$41 per share.

AMCOL has informed Imerys that it has received a proposal which could lead to a potential competing offer to acquire the Company. Imerys has an agreed-upon transaction with AMCOL and remains committed to completing the deal. Imerys is convinced that the strategic combination of the two complementary companies will result in important development opportunities for their respective operations and employees and create value for the shareholders of Imerys.

The merger agreement Imerys has entered into outlines a specified procedure for such proposals and the process by which they are to be handled.

About Imerys

The world leader in mineral-based specialty solutions for industry, with €3.7 billion revenue and 15,800 employees in 2013, Imerys transforms a unique range of minerals to deliver essential functions (heat resistance, mechanical strength, conductivity, coverage, barrier effect, etc.) that are essential to its customers’ products and manufacturing processes.

Whether mineral components, functional additives, process enablers or finished products, Imerys’ solutions contribute to the quality of a great number of applications in consumer goods, industrial equipment or construction. Combining expertise, creativity and attentiveness to customers’ needs, the Group’s international teams constantly identify new applications and develop high value-added solutions under a determined approach to responsible development. These strengths enable Imerys to develop through a sound, profitable business model.

More comprehensive information about Imerys may be obtained from its website (www.imerys.com) under Regulated Information, particularly in its Registration Document filed with the Autorité des marchés financiers on March 21, 2013 under number D.13-0195 (also available from the Autorité des marchés financiers website, www.amf-france.org). Imerys draws the attention of investors to chapter 4, “Risk Factors”, of its Registration Document.

Additional Information and Where to Find It

The tender offer described in this release has not yet commenced and this release is neither a recommendation or an offer to purchase nor a solicitation of an offer to sell shares of AMCOL. This release is not a substitute for the tender offer materials that Imerys and its wholly-owned acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced Imerys and its wholly-owned acquisition subsidiary will file a Tender Offer Statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the SEC, and AMCOL will file a Solicitation/Recommendation Statement on Schedule 14D–9 relating to the tender offer with the SEC. Imerys and AMCOL intend to mail these documents to the stockholders of AMCOL. These

www.imerys.com	Page 1/2

tender offer materials, as they may be amended from time to time, will contain important information about the tender offer and stockholders of AMCOL and other investors are urged to read them carefully and in their entirety when they become available prior to making any decisions with respect to the tender offer. Stockholders of AMCOL will be able to obtain a free copy of these documents, when they become available, at the website maintained by the SEC at www.sec.gov. The Solicitation/Recommendation Statement and the other documents filed by AMCOL with the SEC will be made available to all stockholders of AMCOL free of charge at www.amcol.com.

Forward–Looking Statements

This release contains forward–looking statements regarding, among other things, the proposed acquisition of AMCOL by Imerys and the expected timing, certainty and benefits of the transaction. Statements including words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “will,” “may,” “intend,” “guidance” or similar expressions are forward–looking statements. Because these statements reflect Imerys’ current views, expectations and beliefs concerning future events, these forward–looking statements involve risks and uncertainties. Investors should note that many factors could affect the proposed acquisition of AMCOL and could cause actual results to differ materially from those expressed in forward–looking statements contained in this release. These factors include, but are not limited to: the risk that the acquisition will not close when expected or at all; the risk that Imerys business and/or AMCOL’s business will be adversely impacted during the pendency of the acquisition; and other risks and uncertainties. Imerys assumes no obligation to publicly update any forward–looking statements, whether as a result of new information, future developments or otherwise, other than as required by law.

Investors (US)	Press Contacts:

MacKenzie Partners:	Sard Verbinnen & Co:

Lawrence E. Dennedy:	(US) Lesley Bogdanow: +1 212-687-8080

+1 (212) 929-5239; ldennedy@mackenziepartners.com	(UK) Jonathan Doorley: +44 (0)20 3178 8914

Simon P. Coope:

+1 (212) 929-5085; scoope@mackenziepartners.com

Imerys Analyst/Investor Relations:	Imerys Press Contacts:

Pascale Arnaud +33 (0)1 4955 6401	Pascale Arnaud +33 (0)1 4955 6401

finance@imerys.com	Raphaël Leclerc +33 (0)6 7316 8806

www.imerys.com	Page 2/2